Exhibit 23.01

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of Pepco Holdings, Inc. of our report relating to the financial statements of Pepco Holdings, Inc. (dated February 10, 2003, except as to the twelfth and thirteenth paragraphs of Note 14 for which the date is March 4, 2003) and of our report relating to the financial statement schedule of Pepco Holdings, Inc. (dated February 10, 2003) which appear in Pepco Holdings, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002.

We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Washington, DC
April 7, 2003